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SEC FILE NUMBER
8-6954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TenOaks Energy Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15601 Dallas Pkwy Suite 225
(No. and Street)

Addison	TX	75001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lindsay Sherrer	214-620-4421	lindsay.sherrer@tenoaksadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

9/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lindsay Sherrer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TenOaks Energy Advisors, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SANDRA K. WALKER
Notary Public, State of Texas
Comm. Expires 09-14-2024
Notary ID 2912931

Signature: [signature]

Title: Partner

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



TEN OAKS

ENERGY ADVISORS

Energy Advisors, LLC

TABLE OF CONTENTS

DECEMBER 31, 2023



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Member of TenOaks Energy Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TenOaks Energy Advisors, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of TenOaks Energy Advisors, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of TenOaks Energy Advisors, LLC's management. Our responsibility is to express an opinion on TenOaks Energy Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to TenOaks Energy Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co., PC

We have served as TenOaks Energy Advisors, LLC's auditor since 2015.
Dallas, Texas
February 9, 2024

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

TenOaks Energy Advisors, LLC

Statement of Financial Condition

as of December 31, 2023

ASSETS		
Cash	$	28,690
Prepaids		500
TOTAL ASSETS	$	29,190
LIABILITIES AND MEMBER'S EQUITY		
TOTAL LIABILITIES	$	0
MEMBER'S EQUITY		29,190
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	29,190

See Notes to Financial Statements



Notes to Financial Statements

December 31, 2023

1. **ORGANIZATION AND NATURE OF BUSINESS**

    TenOaks Energy Advisors, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation ("SIPC"). The Company is a Texas Limited Liability Company that is a wholly-owned subsidiary of TenOaks Energy Partners, LLC. (Parent). The U.S. dollar ($) is the functional currency of the Company.

    The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology as well as effecting private securities transactions where the funds are payable to the issuer or its agent and not to the Company. The Company primarily provides divestiture and advisory services to the upstream oil and gas industry.

2. **SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation

    The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including consulting and advisory services.

    The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers includes success fees, administrative fees, and target-based commitment fees from investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Administrative Fees

The Company entered into an administrative agreement with a registered representative whereby the registered representative would work any securities transactions with the Company and in exchange, the registered representative pays an administrative fee to the Company. The Company believes that the performance obligation is satisfied when individually identifiable services provided. Administrative services are generally billed and recognized either monthly or quarterly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. For the year ending December 31, 2023, there were no administrative fees.

Target-based Commitment Fees

Commitment fees are generally fixed fees defined in the contract that are tied to specific components of the investment advisory services the Company will provide. The Company satisfies these performance obligations by completing the project targets defined in the contracts. Payment terms are generally fixed, explicitly defined in the contracts and recognized at the point in time the Company provides the service or completes the target action. For the year ending December 31, 2023, no fixed transaction price was allocated to commitment fees.

Success Fees

The compensation structures of the success fees are defined in the contracts and are generally paid to the Company for successfully closing a transaction. The Company satisfies its performance obligations upon consummating the transaction defined in the contracts. These performance obligations are typically facilitating a successful merger, consolidation, or other related business combination transaction between the client and a target as defined in the contracts. These fees are generally variable and the estimate of variable consideration is typically constrained in accordance with paragraphs 606-10-32-11 through 32-13 of (ASU) No. 2014-09 because of the uncertainty associated with the variable consideration. Specifically, the amount of consideration is highly susceptible to factors outside the entity's

influence, resolution of related uncertainties can take an extended period of time, price concessions could occur and there is a large number and broad range of possible outcomes. Revenue is recognized from the satisfaction of the performance obligation based on the amount the Company has a right to invoice and that amount directly corresponds with the value to the customer of the performance completed to date. For the year ending December 31, 2023, no fixed transaction price was allocated to success fees. For the year ending December 31, 2023, there was variable consideration recognized to success fees of $978,101.

Fair Value of Financial Instruments

Cash, accounts receivable, and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax

The Company is a single member limited liability company and is therefore treated as a disregarded entity for federal income tax purposes. The Parent is taxed as a partnership. Accordingly, Federal income is taxed at the partner level. As a result, the net taxable income of the Company and Parent and any related tax credits, for federal income tax purposes, are deemed to pass to the individual partners. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members of the Parent.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2023, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company is subject to state income tax. The Company files a combined state income tax return with the Parent. Any provision for state income tax represents the applicable share allocated to the Company.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $28,690 which was $23,690 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1 for December 31, 2023.

4. CONCENTRATION OF CREDIT RISK

The Company's business is influenced by the U.S. and World Economy and it operates primarily within the energy industry which is dependent upon related commodity prices. The Company targets companies in the exploration and production, oil service, midstream, renewable fuels, and alternative energy sectors. This lack of diversification may cause the Company's financial results to be volatile. Further, in the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

5. CONCENTRATION OF REVENUE

During the year ending December 31, 2023, 100% of the Company's revenue is derived from one customer.

6. COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

7. RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control and the existence of that control may create a financial position and operating results significantly different than if the companies were autonomous.

The Company and the Parent entered into an expense sharing agreement effective January 1, 2018, for a one year term, automatically renewable, unless canceled by either Party. The agreement has automatically renewed through December 31, 2024. Under the agreement the Parent provides all management and back office services required by the Company, including, but not limited to administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services. The agreement required the Company to pay a proportional allocation services fee of approximately $3,200 per month for the year ending December 31, 2023. Fees under the agreement totaled $38,400 for the year ended December 31, 2023.

At December 31, 2023, the Company had no payable to the Parent associated with the expense sharing agreement.

8. NEW ACCOUNTING STANDARDS

Standards Issued But Not Yet Effective

New accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

9. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 9, 2024, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.